Home Offices

P.O. Box 1227

Baltimore, MD 21203

ZURICH Excess Bond

Fidelity and Deposit Company of Maryland

(stock insurance company, herein called Underwriter)

Bond No. FIB 0004712 11

Declarations

ITEM 1.     Name of Insured: Wells Fargo Funds Trust

Principal Address:

525 Market Street

  San Francisco, CA  94105

ITEM 2.     Bond Period:  from 12:01 a.m. on 09-01-2011  a.m. on 09-01-2012 at the address of the Insured stated above.

                                                                        (Month, Day, Year)                  (Month, Day, Year)

ITEM 3.    Aggregate Limit of Liability               $ 20,000,000

Aggregate Limit of Liability of the Underwriter  for the Bond Period for all loss arising from claims other than those claims for Insuring Agreement (G) Stop Payment, Insuring Agreement (H) Uncollectible Items of Deposit, Insuring Agreement (I) Audit Expense and Insuring Agreement (K) Unauthorized Signatures (as such terms are defined or used in the Primary Bond)

ITEM 4.     Schedule of Underlying Bonds:

a.   Primary Bond

Underwriter                                                Bond No.                  Limit                       Deductible

Great American Insurance Group                     FS 517-76-01 – 08       $20,000,000                  $50,000

b.  Other Bonds:

Underwriter                                                Bond No.                  Limit                       Deductible

ITEM 5.     The liability of the Underwriter is subject to the terms of the following riders attached hereto:

SR5862

ITEM 6.     The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bond(s) or policy(ies) No.(s) FIB 0004712 10 such termination or cancelation to be effective as of the time this bond becomes effective.

Countersigned by:

Authorized Representative

RIDER / ENDORSEMENT

The F&D Companies

Home Office

P.O. Box 1227

Baltimore, MD 21203

This rider/endorsement forms a part of and is issued by the Underwriter/Company of the bond/policy numbered below.

If this form is issued concurrently with the bond/policy, this Attaching Clause need not be completed.

To be attached to and form part of Bond/Policy No. FIB 0004712 11   Effective Date 09-01-2011

It is agreed that:

In compliance with the ruling of the Commissioner of Insurance of the State of California and the Opinion of the Attorney General of that State requiring that the premium for all bonds or policies be endorsed thereon, the basic premium charged for the attached bond/policy for the period

from    09-01-2011

to         09-01-2012

is          $46,211

ZURICH Disclosure Statement

NOTICE OF DISCLOSURE for agent & broker COMPENSATION

If you want tolearn more about the compensation Zurich pays agents and brokers visit:

http://www.zurichnaproducercompensation.com

or call the following toll-free number:  (866) 903-1192.

This Notice is provided on behalf of Zurich American Insurance Company and its underwriting subsidiaries.

Advisory notice to policyholders regarding the U.S. Treasury Department's Office of Foreign Assets Control

("OFAC") regulations

No coverage is provided by this policyholder notice nor can it be construed to replace any provisions of your policy.  You should read your policy and review your declarations page for complete information on the coverages you are provided.

This notice provides information concerning possible impact on your insurance coverage due to directives issued by the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC").

Please read this Notice carefully.

OFAC administers and enforces sanctions policy based on Presidential declarations of "national emergency".  OFAC has identified and listed numerous:

Foreign agents;

Front organizations;

Terrorists;

Terrorist organizations; and

Narcotics traffickers;

as "Specially Designated Nationals and Blocked Persons."  This list can be located on the United States Treasury's web site – http://www.treasury.gov/about/organizational-structure/offices/Pages/Office-of-Foreign-Assets-Control.aspx.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC restrictions.  When an insurance policy is considered to be such a blocked or frozen contract, no payments or premium refunds may be made without authorization from OFAC.  Other limitations on premiums and payments also apply.

The F&D Companies

EXCESS BOND

The F&D Companies

P.O. Box 1227

Baltimore, MD  21203

Excess Bond

In consideration of an agreed premium, and in reliance upon all statements made and information furnished to the Underwriter, and to the Underlying Underwriter of the Underlying Bond, by the Insured in applying for this bond, and subject to the Declarations, terms, conditions, limitations and exclusions hereof, the Underwriter and the Insured agree:

1.     INSURING AGREEMENT

The Underwriter shall provide the Insured coverage, during the Bond Period set forth in Item 2. of the Declarations, excess of the Underlying Bond in Item 4. of the Declarations. Coverage hereunder shall apply only after all such Underlying Bond has been exhausted and shall then apply in conformance with the terms, conditions and limitations of the bond immediately underlying this bond, except as specifically set forth in the terms, conditions and limitations of this bond.

2.     DEFINITIONS

As used in this bond:

(a)   Insured means those organizations covered under the bond immediately underlying this bond.

(b)   Primary Bond means the bond scheduled in Item 4.a. of the Declarations.

(c)   Underlying Bond means all those bonds scheduled in Item 4. of the Declarations and any bonds replacing them, but Underlying Bond does not include Insuring Agreement (G) Stop Payment, Insuring Agreement (H) Uncollectible Items of Deposit, Insuring Agreement (I) Audit Expense and Insuring Agreement (K) Unauthorized Signatures or any replacement thereof..

3.     MAINTENANCE OF UNDERLYING BONDS

All of the Underlying Bonds scheduled in Item 4. of the Declarations shall be maintained during the Bond Period in full force and effect and affording coverage at least as broad as the Primary Bond, except for any reduction of the aggregate limit(s) of liability available under the Underlying Bond solely by reason of payment of loss thereunder. Failure to comply with the foregoing shall not invalidate this bond, but the Underwriter shall not be liable to a greater extent than if this condition had been complied with, providing that nothing in this provision shall be deemed to negate Section 11. of this bond.

In the event of any actual or alleged failure by the Insured to give notice or to exercise any extensions under any Underlying Bond, the Underwriter shall not be liable hereunder to a greater extent than it would have been in the absence of such actual or alleged failure.

4.     EXHAUSTION OF UNDERLYING LIMIT(S)

Upon the exhaustion of the limit(s) of liability of the Underlying Bond solely as the result of actual payment of loss thereunder by the applicable Underwriters, this bond shall, subject to the limit of liability of the Underwriter and to the other terms, conditions and limitations of this bond, continue to apply to losses as excess coverage over the amount of coverage remaining under such Underlying Bond. Upon the exhaustion of all the limit(s) of liability of such Underlying Bond solely as a result of payment of loss thereunder, the remaining limits available under this bond shall, subject to the limit of liability of the Underwriter and to the other terms, conditions and limitations of this bond, continue for subsequent losses as a primary bond and any single loss deductible amount specified in the Primary Bond shall be imposed under this bond as to each single loss; otherwise no single loss deductible amount shall be imposed under this bond.

5.     AGGREGATE LIMIT OF LIABILITY

The amount set forth in Item 3. of the Declarations is the limit of liability of the Underwriter and shall be the maximum aggregate limit of liability of the Underwriter for the Bond Period.

6.     CLAIM PARTICIPATION

The Underwriter may, at its sole discretion, elect to participate in the investigation, settlement or defense of any claim brought by or against any Insured under this bond, even if the Underlying Bond has not been exhausted.

7.     SUBROGATION--RECOVERIES

In that this bond is excess coverage, the Insured's and the Underwriter's right of recovery against any person or entity may not be exclusively subrogated. Despite the foregoing, in the event of any payment under this bond, the Underwriter shall be subrogated to all the Insured's rights of recovery against any person or organization, to the extent of such payment, and the Insured shall execute and deliver instruments and papers and do whatever else is necessary to secure such rights.

Any amounts recovered after payment of loss hereunder shall be apportioned in the inverse order of payment by the Underwriter and the underwriters of any Underlying Bond to the extent of actual payment. The expenses of all such recovery proceedings shall be apportioned in the ratio of respective recoveries.

8.     NOTICE

As soon as practicable, the Insured shall give the Underwriter notice:

(a)   in the event of the cancelation of any Underlying Bond;

(b)   of any loss or any situation that could give rise to a loss under any Underlying Bond;

(c)   of any alteration of any provisions of any Underlying Bond;

(d)   of any additional or return premiums charged or allowed in connection with any Underlying Bond.

9.     ALTERATION

No change in or modification of this bond shall be effective except when made by rider signed by an authorized representative of the Underwriter or any of its agents relating to this bond.

10.  BOND TERMINATION OR CANCELATION

This bond may be canceled by the Insured at any time by written notice or by surrender of this bond to the Underwriter. This bond may also be canceled by or on behalf of the Underwriter by delivery to the Insured or by mailing to the Insured, by registered, certified or other first class mail, at the address shown in Item 1. of the Declarations, written notice stating when, not less than sixty (60) days thereafter, the cancelation shall become effective.

The mailing of such notice as aforesaid shall be sufficient proof of notice and this bond shall terminate at the date and hour specified in such notice.

If the period of limitation relating to the giving of notice is prohibited or made void by any law controlling the construction thereof, such period shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law.

The Underwriter shall refund the unearned premium computed at customary short rates if the bond is terminated in its entirety by the Insured. Under any other circumstances, the refund shall be computed pro rata.

11.  TERMINATION OF UNDERLYING BOND

This bond shall terminate immediately upon the termination of any Underlying Bond scheduled in Item 4. of the Declarations, whether by the Insured or the applicable Underlying Underwriters. Notice of cancelation or nonrenewal of any one of the aforementioned bonds duly given by any aforementioned Underlying Underwriter, shall serve as notice of the cancelation or nonrenewal of this bond by the Underwriter.

IN WITNESS WHEREOF, the Underwriter has caused this bond to be signed by its President and by its Secretary at Schaumburg, Illinois, and to be countersigned on the Declarations by a duly authorized representative.

Attest                                                                                                     By

Secretary                                               President

AXIS

SECUREXCESS DECLARATIONS

SUBJECT TO THE PROVISIONS OF THE UNDERLYING INSURANCE, THIS POLICY MAY ONLY APPLY TO CLAIMS FIRST MADE AGAINST THE INSUREDS DURING THE POLICY PERIOD.  THE LIMITS OF LIABILITY AVAILABLE TO PAY DAMAGES OR SETTLEMENT AMOUNTS SHALL BE REDUCED AND MAY BE TOTALLY EXHAUSTED BY PAYMENT OF DEFENSE COSTS.  PLEASE READ THIS POLICY CAREFULLY.

COMPANY:  Axis Insurance Company

POLICY NUMBER:  MCN753993/01/2011

Item 1.   Policyholder:                               Item 2.  Policy Period:

Wells Fargo Funds Trust, et al                    Inception Date    September 1, 2011

525 Market Street                                       Expiration Date  September 1, 2012

San Francisco, CA  94105                          Both dates at 12:01 a.m. at the address listed in Item 1.

Item 3.   Limits of Liability (inclusive of defense costs):

a.   Each Claim                                                                       $ 10,000,000

b.   Maximum aggregate Limit of Liability for all Claim(s)

  during the Policy Period of all Insurance Products       $ 10,000,000

Item 4.  Underlying Insurance and Insurance Products:   See Endorsement No. 1

Item 5.  Endorsements Attached at Inception:

SE1000 (Ed. 02 03); MU1032 (Ed. 2/2003); SE0501 (Ed. 1203);

MU7046 (Ed. 0106); SE1012 (Ed. 1005); MU1027 (Ed. 1005).

Item 6.  Notices to Insurer:

Notice of Claim(s) To Be Sent To:                                      All Other Notices To Be Sent To:                                        Axis Financial Insurance Solutions Claims                                   Axis Financial Insurance Solutions

Address: Connell Corporate Park                                   Address: Connell Corporate Park

                300 Connell Drive                                                            300 Connell Drive

               P.O. Box 357                                                                   P.O. Box 357

                Berkeley Heights, NJ 07922-0357                                        Berkeley Heights, NJ 07922-0357

Item 7.  Pending or Prior Claim Date: N/A

Item 8.  Terrorism Coverage Premium: $ N/A

The Insurer has caused this Policy to be signed and attested by its authorized officers, but it shall not be valid unless also signed by another duly authorized representative of the Insurer.

Authorized Representative                                                              Date

                                                                                    October 25, 2011

Gregory W. Springer                                                                Andrew Weissert

President                                                                                 Secretary

SECUREXCESS POLICY

In consideration of the payment of the premium, and in reliance on all statements made in the application(s) for this Policy and the Underlying Insurance and all information provided to the Insurer and any or all of the Underlying Insurers, and subject to the provisions of this Policy, the Insurer and the Policyholder, on its own behalf and on behalf of all Insureds, agree as follows.

I.     INSURING AGREEMENT

       With respect to each Insurance Product, the Insurer shall provide the Insureds with insurance during the Policy Period excess of all applicable Underlying Insurance. Except as specifically set forth in the provisions of this Policy, the insurance afforded hereunder shall apply in conformance with the provisions of the applicable Primary Policy and, to the extent coverage is further limited or restricted thereby, to any other applicable Underlying Insurance.   In no event shall this Policy grant broader coverage than would be provided by the most restrictive policy constituting part of the applicable Underlying Insurance.

       The insurance afforded under this Policy shall apply only after all applicable Underlying Insurance with respect to an Insurance Product has been exhausted by actual payment under such Underlying Insurance, and shall only pay excess of any retention or deductible amounts provided in the Primary Policy and other exhausted Underlying Insurance.

II.    DEFINITIONS

A.    Claim(s) means the event(s) which take place during the Policy Period and which trigger(s) coverage under the insuring agreement(s) of the Underlying Insurance.

B.    Insurance Product means each separate type of insurance identified as an "Insurance Product" in Endorsement No. 1 to this Policy.

C.    Insured(s) means any person(s) or entity(ies) that may be entitled to coverage under the Primary Policy at its inception.

D.    Insurer means the company identified as "Insurer" in the Declarations.

E.    Policy Period means the period from the inception date to the expiration date of this Policy stated in Item 2. in the Declarations, or its earlier cancellation or termination date, if any.

F.    Policyholder means the person(s) or entity(ies) identified in Item 1. in the Declarations.

G.   Primary Policy means the specific policy identified as the "Primary Policy" under the applicable Insurance Product listed in Endorsement No. 1 to this Policy.

H. Sublimit means any Underlying Limits which:

1.   applies only to a particular grant of coverage under such Underlying Insurance; and

2.   reduces and is part of the otherwise applicable limits of liability of such Underlying Insurance set forth in Item 4 of the Declarations.

I.     Underlying Insurance means each insurance policy which constitutes all or part of an Insurance Product, as scheduled in Endorsement No. 1 to this Policy.

J.    Underlying Insurers means any or all of the companies who issued the policies of Underlying Insurance.

K.    Underlying Limits means, with respect to each Insurance Product, an amount equal to the aggregate of all limits of liability for each Insurance Product stated in Endorsement No. 1 to this Policy, plus the uninsured retention or deductible, if any, applicable to the Primary Policy under such Insurance Product.

III.   CONDITIONS OF COVERAGE

A.    For purposes of determining when insurance under this Policy shall attach and the limitations under which such insurance shall apply:

1.    All of the Underlying Insurance in effect as of the inception date of the Policy Period shall be maintained in full effect with solvent insurers throughout the Policy Period except for any reduction or exhaustion of the Underlying Limits as provided in Section IV. below; and

2.    All Insureds shall comply fully with all of the provisions of this Policy.

B.    As a condition precedent to coverage under this Policy, the Insured shall give to the Insurer as soon as practicable, but in no event later than thirty (30) days thereafter, written notice and the full particulars of i) the exhaustion of the aggregate limit of liability of any Underlying Insurance, ii) any Underlying Insurance not being maintained in full effect during the Policy Period, or iii) an Underlying Insurer becoming subject to a receivership, liquidation, dissolution, rehabilitation or similar proceeding or being taken over by any regulatory authority.

C.    If during the Policy Period the provisions of the Primary Policy are changed in any manner, as a condition precedent to coverage under this Policy, the Insured shall give written notice to the Insurer of the full particulars of such change as soon as practicable but in no event later than thirty (30) days following the effective date of such change.  No amendment to any Primary Policy or Underlying Insurance during the Policy Period shall be effective in broadening or extending the coverage afforded by this Policy or extending or increasing the limits of liability afforded by this Policy unless the Insurer so agrees in writing.  The Insurer may, in its sole discretion, condition its agreement to follow any changes to the Primary Policy or the Underlying Insurance on the Insured paying any additional premium required by the Insurer for such change.

       As soon as practicable, but in no event later than thirty (30) days thereafter, the Policyholder must give the Insurer written notice of any additional or return premiums charged or allowed in connection with any Underlying Insurance.

IV.   REDUCTION OR EXHAUSTION OF UNDERLYING LIMITS

A.    If the Underlying Limits are partially reduced solely due to actual payment under the Underlying Insurance, this Policy shall continue to apply as excess insurance over the remaining Underlying Limits.

B.    If the Underlying Limits are wholly exhausted solely due to actual payment under the Underlying Insurance, this Policy shall continue to apply as primary insurance with respect to the applicable Insurance Product(s) and the retention or deductible, if any, applicable under the Primary Policy(ies) shall apply under this Policy.

C     If any Underlying Limits are subject to a Sublimit then coverage hereunder shall not apply to any Claim which is subject to such Sublimit, provided however, that the Underlying Limit shall be recognized hereunder as depleted to the extent of any payment of such Claim subject to such Sublimit.

V.    LIMITS OF LIABILITY

A.    The amount stated in Item 3.a. in the Declarations shall be the maximum limit of the Insurer's liability for each Claim under the applicable Primary Policy, and shall be the maximum amount payable by the Insurer under this Policy for a single Claim, which amount shall be part of, and not in addition to, the amount stated in Item 3.b. in the Declarations.

B.    The amount stated in Item 3.b. in the Declarations shall be the maximum aggregate amount payable by the Insurer under this Policy with respect to all Claims during the Policy Period for all Insurance Products.

C.    This Policy does not provide coverage for any Claim not covered by the Underlying Insurance, and shall drop down only to the extent that payment is not made under the Underlying Insurance solely by reason of exhaustion of the Underlying Insurance through payments thereunder, and shall not drop down for any other reason. If any Underlying Insurer fails to make payments under such Underlying Insurance for any reason whatsoever, including without limitation the insolvency of such Underlying Insurer, then the Insureds shall be deemed to have retained any such amounts which are not so paid. If the Underlying Insurance is not so maintained, the Insurer shall not be liable under this Policy to a greater extent than it would have been had such Underlying Insurance been so maintained.

D.    Payment by the Insurer of any amount, including but not limited to defense costs, shall reduce the limits of liability available under this Policy.

VI.   SETTLEMENTS AND DEFENSE

A.    No Insured under this Policy may, without the Insurer's prior written consent, which consent shall not be unreasonably withheld, admit liability for or settle any matter for which insurance may be sought under this Policy.

B.    The Insurer may, at its sole discretion, elect to participate in the investigation, defense and/or settlement of any claim under this Policy, regardless of whether the applicable Underlying Insurance has been exhausted.

C.    The Insured, and not the Insurer, has the duty to defend all Claims under this Policy.

VII.  SUBROGATION

A.    In the event of payment under this Policy, the Insurer shall be subrogated to all rights of recovery of each and all Insureds against any person or organization, and the Insureds shall do whatever is necessary to secure those rights to the satisfaction of the Insurer, including the execution of such documents necessary to enable the Insurer effectively to bring suit in the name of such Insureds.

B.    Any amount recovered after payment under this Policy and any Underlying Insurance policies shall be apportioned among the Insurer and the Underlying Insurers net of the expense of such recovery in the reverse order of actual payment. The expenses attendant to such recovery shall be apportioned among those benefiting from the recovery in proportion to the amount of benefit to each party.

VIII. AUTHORIZATION

       Except as stated in paragraph IX.A. below, the Policyholder shall be the sole agent of all Insureds with respect to all matters, including but not limited to giving and receiving notices and other communications, effecting or accepting any endorsements to or notices of cancellation of this Policy, the payment of premium and the receipt of any return premiums.

IX.   NOTICE

A.    With respect to any Claim, situation that could give rise to a Claim, or other matter as to which insurance may be sought under this Policy, the Policyholder or any Insured must give the Insurer written notice contemporaneously with and in the identical manner required by the applicable Primary Policy.

B.    All notices under this Policy shall be sent to the Insurer at the address set forth in Item 6. in the Declarations.

X.    MODIFICATION, CANCELLATION AND NONRENEWAL

A.    No modification of this Policy shall be effective unless made by endorsement signed by an authorized representative of the Insurer.

B.    The Policyholder may cancel this Policy at any time by written notice stating when thereafter such cancellation is to be effective.

C.    The Insurer may cancel this Policy only for nonpayment of premium, and only by delivering or mailing to the Policyholder written notice stating when, not less than ten (10) days thereafter, such cancellation shall become effective. The delivery or mailing of such notice shall be sufficient proof thereof and this Policy and the Policy Period shall terminate at the date and hour specified in the notice.

D.    The Insurer shall refund the unearned premium, computed at the customary short rate, if the Policy is cancelled by the Policyholder.

E.    The Insurer shall have no obligation to renew this Policy upon its expiration. If the Insurer decides not to renew this Policy, the Insurer shall provide written notice to the Policyholder by messenger, express delivery or first class mail at least sixty (60) days prior to the expiration of the Policy.

XI.   EXCLUSIONS

The Insurer shall not be liable for any amount in any Claim  taking place during the Policy Period and arising under any Insurance Product, which is based upon, arising out of, directly or indirectly resulting from, in consequence of or in any way involving:

A. Any demand, suit or other proceeding pending, or order, decree or judgment entered, against any Insured on or prior to the Pending or Prior Claim Date set forth in Item 7 of the Declarations or any wrongful act, fact, circumstance or situation underlying or alleged therein; or

B. Any other wrongful act, fact, circumstance or situation whenever occurring, which together with a wrongful act, fact, circumstance or situation described in (a) above are causally or logically interrelated by a common nexus.

Endorsement No. 1

Effective date of this endorsement:  12:01 a.m. on: September 1, 2011

To be attached to and form part of Policy Number: MCN753993/01/2011

Issued to: Wells Fargo Funds Trust, et al

By: Axis Insurance Company

SCHEDULE OF UNDERLYING INSURANCE AND INSURANCE PRODUCTS

THIS ENDORSEMENT CHANGES THE POLICY.  PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

SECUREXCESS POLICY

The Schedule of Underlying Insurance and Insurance Products is as follows:

A.  Insurance Product:   Financial Institutions Bond

1.    Primary Policy

Insurer                             Policy Number         Limits                             Policy Period

              Great American

Insurance Company          FS 517-76-01-08       $20,000,000                    9/1/2011 -9/1/2012

2.    Other Underlying Policies

Insurer                             Policy Number          Limits                             Policy Period

The Fidelity & Deposit

Company of Maryland      FIB 0004712-11         $20,000,000 XS              9/1/2011 -9/1/2012

                                                                      $20,000,000

Berkley Regional

Insurance Company

                                       BFI  71000386-11      $20,000,000 XS              9/1/2011 -9/1/2012

                                                                      $40,000,000

Federal Insurance

Company                         8218-3333                 $20,000,000 XS              9/1/2011 -9/1/2012

                                                                             $60,000,000

All other provisions remain unchanged.

                                                                                                                                Authorized Representative

                                                                                                                                  October 25, 2011

                                                                                                                                Date

Endorsement No. 2

Effective date of this endorsement:  12:01 a.m. on: September 1, 2011

To be attached to and form part of Policy Number: MCN753993/01/2011

Issued to: Wells Fargo Funds Trust, et al

By: Axis Insurance Company

MANUSCRIPT APPLICATION ENDORSEMENT

THIS ENDORSEMENT CHANGES THE POLICY.  PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

SECUREXCESS POLICY

In consideration of the premium charged, it is agreed by the Insurer and Insureds that the application or proposal dated June 30, 2011 and submitted to Great American Insurance Companies on Great American Insurance Companies form shall be accepted by the Insurer as the Application for this Policy.

Any and all references to an Application or application in this Policy shall mean the application or proposal described above.  The Insurer has relied upon all statements, warranties and other information and documents contained in or submitted with such other application or proposal as if they were submitted directly to Insurer using its own Application form.

All other provisions remain unchanged.

Authorized Representative

                                                                                                October 25, 2011

                                                                                                Date

Endorsement No. 3

Effective date of this endorsement:  12:01 a.m. on: September 1, 2011

To be attached to and form part of Policy Number: MCN753993/01/2011

Issued to: Wells Fargo Funds Trust, et al

By: Axis Insurance Company

CALIFORNIA AMENDATORY ENDORSEMENT

THIS ENDORSEMENT CHANGES THE POLICY.  PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

Securexcess INSURANCE POLICY

1.         Section X., MODIFICATION, CANCELLATION AND NONRENEWAL, paragraph C. is amended by the addition of the following:

The notice shall state the reason for the cancellation. Notice of cancellation shall be mailed or delivered to the Policyholder at the mailing address shown on the Policy and to the producer of record, if applicable, provided that the producer of record is not an employee of the Insurer.

2.         Section X., MODIFICATION, CANCELLATION AND NONRENEWAL, paragraph E. is deleted and replaced by the following:

The Insurer shall have no obligation to renew this Policy upon its expiration. Once the Insurer chooses to nonrenew this Policy, or to condition renewal upon a reduction of the Policy's Limit of Liability, an elimination of coverage, an increase in retention or an increase of more than 25 percent of the current Policy's premium, the Insurer shall deliver or mail to the Policyholder at the mailing address shown on the Policy, and to the producer of record, if applicable, written notice stating such at least sixty (60) days but not more than one hundred twenty (120) days prior to the end of the Policy Period set forth in Item 2. in the Declarations. The notice shall include the specific reason for nonrenewal or conditional renewal.

All other provisions remain unchanged.

Authorized Representative

October 25, 2011

Date

Endorsement No. 4

Effective date of this endorsement:  12:01 a.m. on: September 1, 2011

To be attached to and form part of Policy Number: MCN753993/01/2011

Issued to: Wells Fargo Funds Trust, et al

By: Axis Insurance Company

addendum to declarations

THIS ENDORSEMENT CHANGES THE POLICY.  PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

SECUREXCESS POLICY

the Declarations is amended by the addition of the following:

Policy Premium:$22,031

All other provisions remain unchanged.

                                                                                                                                Authorized Representative

                                                                                                                                  October 25, 2011

                                                                                                                                Date

Endorsement No. 5

Effective date of this endorsement:  12:01 a.m. on: September 1, 2011

To be attached to and form part of Policy Number: MCN753993/01/2011

Issued to: Wells Fargo Funds Trust, et al

By: Axis Insurance Company

NOT FOLLOW PRIMARY ENDORSEMENT (RECOGNIZE DILUTION OF LIMITS)

THIS ENDORSEMENT CHANGES THE POLICY.  PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

SECUREXCESS POLICY

In consideration of the premium charged, it is agreed that:

1.         Coverage under this Policy shall not follow the terms and conditions of or provide coverage excess Insuring Agreement G,H,I,K of the Primary Policy.  Furthermore, if Insuring Agreement G,H,I,K contain a sublimit(s) of liability, the Insurer shall not drop down as excess of the sublimit of liability set forth in Insuring Agreement G,H, I,K of the Primary Policy.

2.         However, solely for the purposes of determining when this Policy attaches, the Insurer shall recognize the dilution of limit of liability of the Primary Policy as a result of coverage provided under Insuring Agreement G,H,I,K of the Primary Policy.

All other provisions remain unchanged.

                                                                                                                                Authorized Representative

                                                                                                October 25, 2011

                                                                                                                                Date

Endorsement No. 6

Effective date of this endorsement:  12:01 a.m. on: September 1, 2011

To be attached to and form part of Policy Number: MCN753993/01/2011

Issued to: Wells Fargo Funds Trust, et al

By: Axis Insurance Company

NON-STACKING OF LIMITS ENDORSEMENT

THIS ENDORSEMENT CHANGES THE POLICY.  PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

SECUREXCESS POLICY

In consideration of the premium charged, it is agreed that as respects any Claim under this Policy for which coverage is also provided by one (1) or more other policies issued by the Insurer, an affiliate thereof, or by any other member of what is commonly referred to as the “Axis Group of Insurance Companies”, or if coverage would be provided but for the exhaustion of the limit of liability or the applicability of the retention amount or retention of such policies (any such policy an "Axis Insurance Policy"), the limit of liability provided by virtue of this Policy shall be reduced by the limit of liability provided under other said Axis Insurance Policy.

Notwithstanding the above, in the event such other Axis Insurance Policy has a provision like this one, then the above paragraph will not apply but instead:

the Insurer shall not be liable under this Policy for a greater proportion of the loss than the applicable limit of liability under this Policy bears to the total limit of liability of all such polices, and the maximum amount payable under all such policies shall not exceed the limit of liability of the policy which has the highest available limit of liability.

Nothing contained in this endorsement shall be construed to increase the limit of liability of this Policy, which shall in all events be the maximum liability of the Insurer under this Policy.

All other terms remained unchanged.

Authorized Representative

October 25, 2011

                                                                                                Date

BERKLEY REGIONAL INSURANCE COMPANY

A Berkley Company
475 Steamboat Road
Greenwich, CT 06830

PRODUCER:

Willis of Minnesota, Inc.

1600 Utica Avenue S., Suite 600 Minneapolis, MN 55416

FINANCIAL INSTITUTION EXCESS FOLLOW FORM CERTIFICATE

BOND NUMBER:                                   BFI-71000386-11                         PRIOR BOND NUMBER: BFI-71000386-10

NAMED INSURED:                                Wells Fargo Funds Trust

(Also list any Employee Benefit Plan(s) included as Insureds)

MAILING ADDRESS:                  525 Market Street

San Francisco, CA 94105

BOND PERIOD:                         9/1/2011 to 9/1/2012

(12:01 A.M. at your Mailing Address shown above)

TERMS AND CONDITIONS:

In consideration of the premium charged and in reliance upon the statements and information furnished to the COMPANY by the Insured and subject to the terms and conditions of the UNDERLYING COVERAGE scheduled below, the COMPANY agrees to pay the Insured, as excess and not contributing insurance, for loss which:

would have been paid under the underlying Carrier(s) in the UNDERLYING COVERAGE schedule below but for the fact that such loss exceeds the Single Loss Limit of Liability of the underlying Carrier(s), and for which the underlying Carrier(s) has made payment and the Insured has collected the full amount of the underlying Carrier’s expressed Single Loss Limit of Liability.

This bond does not provide coverage in excess of any sub-limited coverage in the underlying policy which is below the underlying Carrier's expressed Single Loss Limit of Liability in the UNDERLYING COVERAGE schedule below.

UNDERLYING COVERAGE:

Carrier: Great American Insurance Company

Single Loss Limit of Liability: $20,000,000

Single Loss Deductible: $0

Aggregate Limit: $20,000,000

Bond Number: 517-76-01 - 08

Bond or Form Name: Standard Great American Investment Company Bond

Bond Period:    9/1/2011 to 9/1/2012

Carrier: The Fidelity and Deposit Company of Maryland

Single Loss Limit of Liability: Aggregate Limit: $20,000,000 excess of $20,000,000 plus deductible $20,000,000

Bond Number: FIB 0004712-11

Bond Period: 9/1/2011 to 9/1/2012

Lead Carrier for Layer:                            Berkley Regional Insurance Company

Single Loss Limit of Liability: $20,000,000 excess of $40,000,000 plus deductible Aggregate Limit:                         $20,000,000

ANNUAL PREMIUM: $49,851

Forms and Riders Forming Part of this Bond When Issued:

Form Number and Edition Date: BAP 39 01 01 09

Description of Form or Rider: Financial Institution Excess Follow Form Certificate

Cancellation of Prior Insurance Issued by Us:

By acceptance of this Bond you give us notice canceling prior policy Numbers: BFI-71000386-10 the cancellation to be effective at the time this Bond becomes effective.

IN WITNESS WHEREOF, Berkley Regional Insurance Company designated herein has executed and attested these presents.

Chubb Group of Insurance Companies

15 Mountain View Road, Warren, New Jersey 07059

                                                                                            DECLARATIONS

                                                                                                               FINANCIAL INSTITUTION

                                                                                                                EXCESS BOND FORM E

NAME OF ASSURED:                                                                   Bond Number: 82183333

WELLS FARGO FUNDS TRUST                                                 FEDERAL INSURANCE COMPANY

525 MARKET STREET, 12TH FLOOR                                       Incorporated under the laws of Indiana, a stock

SAN FRANCISCO, CA 94105                               insurance company, herein called the COMPANY

                                                                                                               Capital Center, 251 North Illinois, Suite 1100

                                                                                                               Indianapolis, IN 46204-1927

ITEM 1.   BOND PERIOD:        from      12:01 a.m. on September 1, 2011

                                                          to           12:01 a.m. on September 1, 2012

ITEM 2.   AGGREGATE LIMIT OF LIABILITY: $20,000,000

ITEM 3.   SINGLE LOSS LIMIT OF LIABILITY: $20,000,000

ITEM 4.   DEDUCTIBLE AMOUNT: $ 60,050,000

ITEM 5.   PRIMARY BOND:

                  Insurer: Great American Insurance Company

                  Form and Bond No.: FS 517-76-01-08

                  Limit:                                         $ 20,000,000

                  Deductible:                             $ 50,000

                  Bond Period: 09/01/2011-2012

                  Insurer: The Fidelity & Deposit Company of MD

                  Form and Bond No.: FIB 0004712 11

                  Limit:                                         $ 20,000,000

                  Deductible:                             $ 20,050,000

                  Bond Period: 09/01/2011-2012

                  Insurer: Berkley Regional Insurance Company

                  Form and Bond No.: BFI-71000386-11

                  Limit:                                         $ 20,000,000

                  Deductible:                             $ 40,050,000

                  Bond Period: 09/01/2011-2012

ITEM 6.   COVERAGE EXCEPTIONS TO PRIMARY BOND:

NOTWITHSTANDING ANY COVERAGE PROVIDED BY THE PRIMARY BOND, THIS EXCESS BOND DOES NOT DIRECTLY OR INDIRECTLY COVER: Any sub-limited Coverages

ITEM 7.   TOTAL OF LIMITS OF LIABILITY OF OTHER UNDERLYING BONDS, EXCESS OF PRIMARY BOND:        $40,000,000

ITEM 8.   THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING

                  ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH: 1-3

IN WITNESS WHEREOF, THE COMPANY issuing this Bond has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by a duly authorized representative of the Company.

The COMPANY, in consideration of the required premium, and in reliance on the statements and information furnished to the COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this bond and to all other terms and conditions of this bond, agrees to pay the ASSURED for:

Insuring Clause                   Loss which would have been paid under the Primary Bond but for the fact the loss exceeds the Deductible Amount.

                                                    Coverage under this bond shall follow the terms and conditions of the Primary Bond, except with respect to:

a.    The coverage exceptions in ITEM 6. of the DECLARATIONS; and

b.     The limits of liability as stated in ITEM 2. and ITEM 3. of the DECLARATIONS.

                                                    With respect to the exceptions stated above, the provisions of this bond shall apply.

General Agreements

Change Or Modification       A.      If after the inception date of this bond the Primary Bond is changed or Of Primary Bond                                          modified, written notice of any such change or modification shall be given to the COMPANY as soon as practicable, not to exceed thirty (30) days after such change or modification, together with such information as the COMPANY may request. There shall be no coverage under this bond for any loss related to such change or modification until such time as the COMPANY is advised of and specifically   agrees by written endorsement to provide coverage for such change or modification.

Representations Made         B.     The ASSURED represents that all information it has furnished to the By Assured                                           COMPANY for this bond or otherwise is complete, true and correct. Such

Information constitutes part of this bond.

                                                              The ASSURED must promptly notify the COMPANY of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this bond.

                                                              Any misrepresentation, omission, concealment or incorrect statement of a material fact by the ASSURED to the COMPANY shall be grounds for recision of this bond.

Notice To Company Of        C.     The ASSURED shall notify the COMPANY at the earliest practical Legal Proceedings Against                                                moment, not to exceed thirty (30) days after the ASSURED receives

Assured - Election To                    notice, of any legal proceeding brought to determine the ASSURED’S

Defend                                                liability for any loss, claim or damage which, if established, would constitute a collectible loss under this bond or any of the Underlying Bonds. Concurrent with such notice, and as requested thereafter, the ASSURED shall furnish copies of all pleadings and pertinent papers to the COMPANY.

General Agreements

Notice To Company Of                  If the COMPANY elects to defend all or part of any legal proceeding, the Legal Proceedings Against                            court costs and attorneys’ fees incurred by the COMPANY and any

Assured - Election To               settlement or judgment on that part defended by the COMPANY shall be

Defend                                    a loss under this bond. The COMPANY’S liability for court costs and attorneys’ fees incurred in defending all or part of such legal proceeding is limited to the proportion of such court costs and attorneys’ fees incurred that the amount recoverable under this bond bears to the amount demanded in such legal proceeding. If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY or judgment against the ASSURED shall determine the existence, extent or amount of coverage under this bond, and the COMPANY shall not be liable for any costs, fees and expenses incurred by the ASSURED.

 Conditions And

Limitations

Definitions                                1       . As used in this bond:

                                                                        a.     Deductible Amount means the amount stated in ITEM 4. of the

                                                                                DECLARATIONS. In no event shall this Deductible Amount be reduced for any reason, including but not limited to, the non-existence, invalidity, insufficiency or uncollectibility of any of the Underlying Bonds, including the insolvency or dissolution of any Insurer providing coverage under any of the Underlying Bonds.

                                                                        b.    Primary Bond means the bond scheduled in ITEM 5. of the

                                                                                DECLARATIONS or any bond that may replace or substitute for such bond.

                                                                        c.     Single Loss means all covered loss, including court costs and attorneys’ fees incurred by the COMPANY under General Agreement C., resulting from:

                                                                                (1)     any one act of burglary, robbery or attempt either, in which no employee of the ASSURED is implicated, or

                                                                                (2)     any one act or series of related acts on the part of any person resulting in damage to or destruction or misplacement of property, or

                                                                                (3)     all acts other than those specified in c.(1) and c.(2), caused by any person or in which such person is implicated, or

                                                                                (4)     any one event not specified above, in c.(1), c.(2) or c.(3).

                                                                        d.    Underlying Bonds means the Primary Bond and all other insurance coverage referred to in ITEM 7. of the DECLARATIONS.

Conditions And

Limitations

(continued)

 Limit Of Liability                    2          The COMPANY’S total cumulative liability for all Single Losses of all ASSUREDS discovered during the BOND PERIOD shall not exceed the AGGREGATE LIMIT OF LIABILITY as stated in ITEM 2. of the DECLARATIONS. Each payment made under the terms of this bond shall reduce the unpaid portion of the AGGREGATE LIMIT OF LIABILITY until it is exhausted.

Aggregate Limit Of           On exhausting the AGGREGATE LIMIT OF LIABILITY by such

Liability                                    Payments:

                                                    a.    the COMPANY shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the COMPANY, and

                                                    b.    the COMPANY shall have no obligation under General Agreement C. to continue the defense of the ASSURED, and on notice by the COMPANY to the ASSURED that the AGGREGATE LIMIT OF LIABILITY has been exhausted, the ASSURED shall assume all responsibility for its defense at its own cost.

                                                    The unpaid portion of the AGGREGATE LIMIT OF LIABILITY shall not be increased or reinstated by any recovery made and applied in accordance with Section 4. In the event That a loss of property is settled by indemnity in lieu of payment, then such loss shall not Reduce the unpaid portion of the AGGREGATE LIMIT OF LIABILITY.

Single Loss Limit Of            The COMPANY’S liability for each Single Loss shall not exceed the SINGLE Liability     LOSS LIMIT OF LIABILITY as stated in ITEM 3. of the DECLARATIONS or the unpaid portion of the AGGREGATE LIMIT OF LIABILITY, whichever is less.

Discovery                        3.     This bond applies only to loss first discovered by the ASSURED during the

                                             BOND PERIOD. Discovery occurs at the earlier of the ASSURED being aware of:

facts which may subsequently result in a loss of a type covered by this bond, or an actual or potential claim in which it is alleged that the ASSURED is liable to a third party, regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable Deductible Amount, or the exact amount or details of loss may not then be known.

Subrogation-Assignment-  4.     In the event of a payment under this bond, the COMPANY shall be Recovery                                                subrogated to all of the ASSURED’S rights of recovery against any person or entity to the extent of such payments. On request, the ASSURED shall deliver to the COMPANY an assignment of the ASSURED’S rights, title and interest and causes of action against any person or entity to the extent of such payment.

Conditions And

Limitations

(continued)

Subrogation-Assignment-           Recoveries, whether effected by the COMPANY or by the ASSURED, Recovery                 shall be applied net of the expense of such recovery, first, to the

                                             satisfaction of the                ASSURED’S loss which would otherwise have been paid but for the fact that it is in excess of the AGGREGATE LIMIT OF LIABILITY, second, to the COMPANY in satisfaction of amounts paid in settlement of the ASSURED’S claim and third, to the ASSURED in satisfaction of the DEDUCTIBLE AMOUNT. Recovery from reinsurance and/or indemnity of the COMPANY shall not be deemed a recovery under this Section.

Cooperation Of Assured     5.     At the COMPANY’S request and at reasonable times and places designated by the COMPANY the ASSURED shall:

submit to examination by the COMPANY and subscribe to the same under oath, and produce for the COMPANY’S examination all pertinent records, and cooperate with the COMPANY in all matters pertaining to the loss.

                                                            The ASSURED shall execute all papers and render assistance to secure to the COMPANY the rights and causes of action provided for under this bond. The ASSURED shall do nothing after loss to prejudice such rights or causes of action.

 Termination                            6.   This bond terminates as an entirety on the earliest occurrence of any of the following:

sixty (60) days after the receipt by the ASSURED of a written notice from the COMPANY of its decision to terminate this bond, or immediately on the receipt by the COMPANY of a written notice from the ASSURED of its decision to terminate this bond, or immediately on the appointment of a trustee, receiver or liquidator to act on behalf of the ASSURED, or the taking over of the ASSURED by State or Federal officials, or immediately on the dissolution of the ASSURED, or

immediately on exhausting the AGGREGATE LIMIT OF LIABILITY, or immediately on expiration of the BOND PERIOD, or

immediately on cancellation, termination or recision of the Primary Bond.

Conformity                              7.     If any limitation within this bond is prohibited by any law controlling this bond’s construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

Change Or Modification     8.    This bond or any instrument amending or affecting this bond may not be

Of This Bond                          changed or modified orally. No change in or modification of this bond shall be effective except when made by written endorsement to this bond signed by an Authorized Representative of the COMPANY.

POLICYHOLDER

DISCLOSURE NOTICE OF

TERRORISM INSURANCE COVERAGE

(for policies with no terrorism exclusion or sublimit)

You are hereby notified that, under the Terrorism Risk Insurance Act (the “Act”), effective December 26, 2007, this policy makes available to you insurance for losses arising out of certain acts of terrorism. Terrorism is defined as any act certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the

Act. Under this formula, the United States pays 85% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage.

However, if aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31), the Treasury shall not make any payment for any portion of the amount of such losses that exceeds $100 billion.

If aggregate insured losses attributable to terrorist acts certified under the Act exceed

$100 billion in a Program Year (January 1 through December 31) and we have met our insurer deductible under the Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

The portion of your policy’s annual premium that is attributable to insurance for such acts of terrorism is: $ -0-.

If you have any questions about this notice, please contact your agent or broker.

IMPORTANT NOTICE TO POLICYHOLDERS

All of the members of the Chubb Group of Insurance companies doing business in the United

States (hereinafter “Chubb”) distribute their products through licensed insurance brokers and agents

(“producers”). Detailed information regarding the types of compensation paid by Chubb to producers on

US insurance transactions is available under the Producer Compensation link located at the bottom of the page at www.chubb.com, or by calling 1-866-588-9478. Additional information may be available from your producer.

Thank you for choosing Chubb.

IMPORTANT POLICYHOLDER INFORMATION

Inquiries concerning your policy should be directed to your insurance agent. The name, address and telephone number of your agent, if one is involved, is shown on the policy and/or in the material accompanying the policy.  If you require additional information you may contact the California Insurance Department at either the following address or phone number:

California Insurance Department

300 South Spring Street

Los Angeles, CA 90012

1-800-927-HELP

ENDORSEMENT/RIDER

Effective date of this endorsement/rider: September 1, 2011

FEDERAL INSURANCE COMPANY

Endorsement/Rider No. 1

To be attached to and form a part of Bond No. 82183333

Issued to: WELLS FARGO FUNDS TRUST

COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other similar laws or regulations prohibit the coverage provided by this insurance.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

FEDERAL INSURANCE COMPANY

Endorsement No: 2

Bond Number: 82183333

NAME OF ASSURED: WELLS FARGO FUNDS TRUST

PREMIUM ENDORSEMENT

It is agreed that:

1        .     The premium for this bond for the period September 1, 2011 to September 1, 2012 is:

                 Premium: Forty-six thousand, four hundred and seventy one dollars ($46,471.00)

2        .     It is further agreed that this premium is subject to change during this period if amendments are made to this bond at the request of the ASSURED.

This Endorsement applies to loss discovered after 12:01 a.m. on September 1, 2011.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: September 2, 2011

ENDORSEMENT/RIDER

Effective date of this endorsement/rider: September 1, 2011

FEDERAL INSURANCE COMPANY

Endorsement/Rider No. 3

To be attached to and form a part of Policy No. 82183333

Issued to:          WELLS FARGO FUNDS TRUST

AMEND TERMINATION ENDORSEMENT

In consideration of the premium charged, it is agreed that:

1      .     Section 6, Termination of this Bond, is hereby amended to provide continued coverage for any                     closed or dissolved Registered Management Investment Company or Mutual Fund named as the                     ASSURED during the Bond Period. Coverage shall be provided for a maximum of 365 days from                       the date the Registered Management Investment Company or Mutual Fund named as an                            ASSURED is closed or dissolved, as long as, coverage is renewed with FEDERAL INSURANCE

               COMPANY (hereinafter referred to as the “Company”).

2      .     If for any reason this Bond is cancelled as an entirety or non-renewed with the Company the                            granting of 365 days of coverage for any closed or dissolved Registered Management Investment

               Company or Mutual Fund named as an ASSURED shall be immediately terminated.

3      .     The first named ASSURED noted on the Declarations of this Bond is required to provide an                           updated listing of all required named Assureds and their active status upon the expiration of each                                BOND PERIOD.

4      .     This Endorsement shall not apply to any named ASSURED that is not a Registered Management                            Investment Company or Mutual Fund.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.